Filed Pursuant to Rule 424(b)(3)
Registration No. 333-183614

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

SUPPLEMENT NO. 2 DATED JUNE 27, 2013

TO THE PROSPECTUS DATED APRIL 26, 2013

This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT, Inc. dated April 26, 2013 and Supplement No. 1 dated May 14, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offerings and the ownership of our operating partnership;

•	adjustments to our investment strategy involving certain related party transactions;

•	an update to the “Our Real Estate Investments – Portfolio Summary” section of our prospectus;

•	our acquisitions of properties located in Chandler, Arizona and Phoenix, Arizona; and

•	an update on our debt.

Status of Our Offerings and Ownership of Our Operating Partnership

We commenced our initial public offering of shares of our common stock on November 6, 2009. On April 25, 2013, we terminated our initial public offering, having received gross offering proceeds of approximately $191.5 million. We commenced the follow-on offering of shares of our common stock (our “Follow-on Offering”) on April 26, 2013. As of June 21, 2013, we have received gross offering proceeds of approximately $24.3 million in our Follow-on Offering. As of June 21, 2013, approximately $1.1 billion in shares remained available for sale to the public under our Follow-on Offering, including shares available under our distribution reinvestment plan. As of June 21, 2013, we have received aggregate gross offering proceeds of $218.2 million from all offerings, including $2.4 million from a private offering of our shares that terminated on November 6, 2009.

Our Follow-on Offering will not last beyond April 26, 2015, unless extended by our board of directors as permitted under applicable law. We also reserve the right to terminate our Follow-on Offering at any time.

As of June 21, 2013, we owned approximately 82.0% of the limited partnership units of our operating partnership, Griffin Capital Essential Asset Operating Partnership, L.P., and our sponsor, Griffin Capital Corporation, and certain affiliates of our sponsor including our Chief Executive Officer and Chairman, Kevin A. Shields, our President, David C. Rupert, and our Vice President – Acquisitions, Don G. Pescara, owned approximately 10.0% of the limited partnership units of our operating partnership. The remaining approximately 8.0% of the limited partnership units were owned by unaffiliated third parties.

Adjustments to Investment Strategy

On June 24, 2013, our board of directors determined that we would not acquire any new properties in which our sponsor, or its executive officers, owns an economic interest in excess of 10% of the contract purchase price. To the extent management and the board of directors determine to acquire a property in which our sponsor owns an economic interest of 10% or less, the board of directors adopted certain procedures which they intend to apply consistently.

Tenant-in-common properties in which our sponsor owns a 10% economic interest or less. For these situations, we will require our sponsor to engage an independent third party real estate broker to market the property for sale. If we determine the price offered through such marketing efforts is a price at which we would have an interest in acquiring the property, we may submit a bid to acquire the same upon substantially the same terms and conditions otherwise dictated by the market. Should the tenant-in-common owners elect to proceed with a transaction with us and our board approves the acquisition of the property upon such terms and conditions, we will obtain an independent third party appraisal. If the appraised value of the property is equal to or greater than the proposed purchase price, we may acquire the property. Investors in the seller of such property will have the option to either (a) elect to receive their pro-rata share of the net cash proceeds from such disposition, or (b) exchange their equity for limited partnership units in our operating partnership which amounts will be grossed-up by 10% since the exchange will not include sales commissions or a dealer manager fee.

Properties owned through a Delaware Statutory Trust (DST) format where our sponsor, or its executive officers, owns a 10% economic interest or less. For these situations, we typically will have the option to acquire the balance of the interests in the DST from the other investors after one year from the initial sale to one of the DST investors. If our board determines to acquire those interests, we will obtain an independent third party appraisal on the property. We intend to acquire the interests in the DST based on such appraisal. The DST investors will have the option to either (a) elect to receive their pro-rata share of the net cash proceeds from such disposition, (b) exchange their DST interests for limited partnership units in our operating partnership which amounts will be grossed-up by 10% since the exchange will not include sales commissions or a dealer manager fee, or (c) elect to retain the DST interests. In certain circumstances, the DST investors may only have options (a) and (b) available depending upon the nature and structure of the underlying transaction and the financing related thereto.

Portfolio Summary Update

The “Our Real Estate Investments – Portfolio Summary” section on pages 48-49 of our prospectus is hereby removed and replaced with the following:

As of June 21, 2013, we owned 20 properties in 12 states, encompassing approximately 4.3 million rentable square feet as shown in the table below:

Property	Acquisition Date	Tenant	Industry	Property Type	Year Built/ Renovated	Purchase Price	Square Feet	Approx. Acres	Implied Initial Capitalization Rate (1)		Annualized Gross Base Rent (2)	% of Annualized Gross Base Rent	Annualized Net Effective Rent per Square Foot (3)		Year of Lease Expiration
Renfro Clinton, SC	06/18/09	Renfro Corp	Consumer Products (Hosiery)	Manufacturing/ Distribution	1986	$21,700,000	566,500	42.2	8.58%		$1,952,000	4.4%	$3.45		2021
Plainfield Plainfield, IL	06/18/09	Chicago Bridge & Iron Company (Delaware)	Construction Engineering Services	Office/ Laboratory	1958-1991	$32,660,000	176,000	29.1	7.70%		$2,587,000	5.8%	$14.70		2022
Will Partners Monee, IL	06/04/10	World Kitchen, LLC	Consumer Products (Kitchen Accessories)	Manufacturing/ Distribution	2000	$26,305,000	700,200	34.3	8.79%		$2,311,000	5.2%	$3.30		2020
Emporia Partners Emporia, KS	08/27/10	Hopkins Enterprises, Inc.	Consumer Products (Automotive Parts)	Manufacturing/ Distribution	1954/2000	$8,360,000	320,800	16.6	9.86%		$1,486,000	3.3%	$2.77		2020
ITT Los Angeles, CA	09/23/10	ITT Educational Services, Inc.	Education	Office	1996/2010	$7,800,000	35,800	3.5	9.78%		$762,000	1.7%	$21.28		2016
Quad/Graphics Loveland, CO	12/30/10	World Color (USA), LLC	Printing	Printing Facility/Office	1986/1996/ 2009	$11,850,000	169,800	15.0	10.26%		$1,216,000	2.7%	$7.16		2022
LTI Carlsbad, CA	05/13/11	Life Technologies Corporation	Biotechnology	Office/ Flex Facility	1999	$56,000,000	328,700	17.6	7.21%		$4,230,000	9.5%	$12.87		2022
AT&T Redmond, WA	01/31/12	AT&T Services, Inc.	Telecommunications	Office/Data Center	1995	$40,000,000	155,800	8.4	7.58%		$3,143,000	7.0%	$20.17		2019
Westinghouse Cranberry Township, PA	03/22/12	Westinghouse Electric Company, LLC	Energy (Nuclear Fuel and Nuclear Services)	Engineering Facility	2010	$36,200,000	118,000	25.0	7.97%		$2,887,000	6.5%	$24.47		2025
GE Aviation Systems Whippany, NJ	05/31/12	GE Aviation Systems, LLC	Aerospace	Assembly/ Manufacturing	1986	$13,000,000	114,300	10.8	8.37%		$1,118,000	2.5%	$9.78		2018
Travelers Greenwood Village, CO	06/29/12	The Travelers Indemnity Company	Insurance	Office	1982/2005	$16,100,000	131,000	6.4	7.44%		$1,264,000	2.8%	$9.65		2024
Zeller Plastik Libertyville, IL	11/08/12	Zeller Plastik USA, Inc.	Consumer Products (Plastics)	Manufacturing	1992/2003	$15,600,000	193,700	10.2	8.12%		$1,282,000	2.9%	$6.62		2022
Northrop Grumman Beavercreek, OH	11/13/12	Northrop Grumman Systems Corp.	Aerospace	Office	2012	$17,000,000	99,200	9.4	8.88%		$1,510,000	3.4%	$15.22		2019
Health Net Rancho Cordova, CA	12/18/12	Health Net of California, Inc.	Insurance	Office	2002	$22,650,000	145,900	8.0	9.08%		$3,337,000	7.5%	$22.86		2022
Comcast Greenwood Village, CO	01/11/13	Comcast Cable Holdings, LLC	Telecommunications	Office	1980	$27,000,000	157,300	6.2	8.03%		$2,215,000	5.0%	$14.08		2021
Boeing Renton, WA	02/15/13	The Boeing Company	Aerospace	Office	1990	$12,000,000	70,100	5.0	7.80%		$1,504,000	3.3%	$21.46		2017
Schlumberger Houston, TX	05/01/13	Schlumberger Technology Corporation	Energy (Oil Services)	Office	1999	$48,750,000	149,700	5.4	6.26%		$2,964,000	6.6%	$19.80		2024
United Technologies Charlotte, NC	05/03/13	United Technologies Corporation	Aerospace	Office	1999	$39,188,000	198,900	12.6	6.33%		$2,552,000	5.7%	$12.68		2025
Avnet Chandler, AZ	05/29/13	Avnet, Inc.	Technology	Research & Development/ Flex Facility	2008	$32,462,100	231,400	13.1	8.49%		$2,758,000	6.2%	$11.92		2018
Cigna Phoenix, AZ	06/20/13	Connecticut General Life Insurance Company	Insurance	Office	2001	$54,500,000	232,600	16.5	6.58%		$3,586,000	8.0%	$15.42		2023

Total						$539,125,000	4,295,700	295.3	7.71	%(1)	$44,634,000	100.0%	$10.25	(3)

(1)

The implied initial capitalization rate is determined by dividing the projected net rental payment for the first fiscal year we own the property by the acquisition price (exclusive of closing and offering costs). Generally, pursuant to each lease, if the tenant is directly responsible for the payment of all property operating expenses, insurance and taxes, the net rental payment by the tenant to the landlord is equivalent to the base rental payment. The projected net rental payment includes assumptions that may not be indicative of the actual future performance of a property, including the assumption that the tenant will perform its obligations under its lease agreement during the next 12 months. The total amount represents the weighted average capitalization rate.

(2)

The gross base rent is the contractual rental payments for the twelve-month period subsequent to June 21, 2013, taking into consideration contractual rent increases for the period presented. The gross base rent for the Health Net property includes contractual rental payments pursuant to the leases for the café and fitness center as discussed below in the description of the Health Net property. The gross base rent for the Cigna property includes contractual parking rent from the tenant.

(3)

The net effective rent per square foot is calculated by dividing the net effective rent by the square footage for each property listed in the table above, taking into account rent concessions and abatements, of which there currently are none. The net effective rent equals the gross base rent for all of our properties, except the Emporia Partners property. The gross base rent for the Emporia Partners property is reduced by the annualized priority return of $0.6 million due to Hopkins Enterprises, Inc., to arrive at the net effective rent. The total amount represents the average rent per square foot.

As of June 21, 2013, our percentage of annualized gross base rent by state, based on the respective in-place leases, was as follows:

State	Revenue	% of Total Revenue
California	$8,329,000	18.7%
Arizona	6,344,000	14.2
Illinois	6,180,000	13.8
Colorado	4,695,000	10.5
Washington	4,647,000	10.4
Texas	2,964,000	6.6
Pennsylvania	2,887,000	6.5
North Carolina	2,522,000	5.7
South Carolina	1,952,000	4.4
Ohio	1,510,000	3.4
Kansas	1,486,000	3.3
New Jersey	1,118,000	2.5

Total	$44,634,000	100%

As of June 21, 2013, our percentage of annualized gross base rent by industry, based on the respective in-place leases, was as follows:

Industry	Revenue	% of Total Revenue
Insurance	$8,187,000	18.3%
Consumer Products	7,031,000	15.8
Aerospace	6,654,000	14.9
Energy	5,851,000	13.1
Telecommunications	5,358,000	12.0
Biotechnology	4,230,000	9.5
Technology	2,758,000	6.2
Engineering	2,587,000	5.8
Printing	1,216,000	2.7
Education	762,000	1.7

Total	$44,634,000	100%

Our tenant lease expirations by year are as follows:

Year of Lease Expiration	No. of Tenants	Square Feet	Annualized Gross Base Rent Set to Expire(1)	% of Annualized Gross Base Rent
2016	1	35,800	$762,000	1.7%
2017	1	70,100	$1,504,000	3.4%
2018	2	345,700	$3,876,000	8.7%
2019	2	255,000	$4,653,000	10.4%
2020	2	1,021,000	$3,797,000	8.5%
2021	2	723,800	$4,167,000	9.3%
2022	5	1,014,100	$12,652,000	28.4%
2023	1	232,600	$3,586,000	8.0%
2024	2	280,700	$4,228,000	9.5%
2025	2	316,900	$5,409,000	12.1%

Total	20	4,295,700	$44,634,000	100.0%

(1)

The gross base rent is the contractual rental payments for the twelve-month period subsequent to June 21, 2013. The gross base rent takes into consideration contractual rent increases for the 12-month period presented.

Recent Acquisitions

The following descriptions are added to the “Our Real Estate Investments – Our Properties” section beginning on page 50 of our prospectus:

Avnet Property

On May 29, 2013, we closed on the purchase of a Class A, flex research & development facility consisting of approximately 231,400 rentable square feet located in Chandler, Arizona (the “Avnet property”). The Avnet property is leased entirely to Avnet, Inc. (the “Avnet lease”). We acquired the Avnet property from a group of 21 tenant-in-common investors (the “Avnet investors”). The Avnet investors had the option to sell their interests in the Avnet property for cash or through a tax-deferred §721 exchange for limited partnership interest units in our operating partnership, Griffin Capital Essential Asset Operating Partnership, L.P. Fifteen Avnet investors participated in the tax-deferred §721 exchange while the remaining six Avnet investors sold their interests for cash. The purchase price for the Avnet property was approximately $32.5 million, plus closing costs. The purchase price, acquisition fees and expenses earned by and paid to our advisor, and third-party closing costs, net, were partially funded with a combination of (i) a draw of $21.5 million under our credit facility with KeyBank, National Association (“KeyBank”), (ii) a draw of $3.25 million under our bridge loan with KeyBank, and (iii) limited partnership interest units in our operating partnership. The remaining amounts were funded with $500,000 of proceeds from our public offering.

Our advisor earned and was paid approximately $812,000 in acquisition fees, plus reimbursement of approximately $162,000 in acquisition expenses, in connection with the acquisition of the Avnet property.

Avnet, Inc., the tenant of the Avnet property, is an industry leading distributor of electronic parts, enterprise computing and storage products and embedded subsystems. Avnet, Inc. is rated “Baa3” by Moody’s and “BBB-” by Standard & Poor’s, is ranked number 117 on the Fortune 500 list of largest corporations in the United States for 2013 and is the largest publicly held company headquartered in the Greater Phoenix area.

The Avnet property is located in Chandler, Arizona. The location allows Avnet, Inc. to maintain its operations within proximity to its other domestic operating centers, including Avnet, Inc.’s corporate headquarters in Phoenix, Arizona and numerous other essential operating locations situated throughout the Greater Phoenix area. The Avnet property was developed as a build-to-suit in 2008 pursuant to Avnet, Inc.’s specifications and is located within the master-planned, six-building, 870,000 square foot Chandler Freeway Business Park.

The Avnet lease is a triple-net lease with a remaining term of approximately five years upon our acquisition, expiring in April 2018. The approximate annual base rent upon our acquisition is $2,758,000. Under the Avnet lease, Avnet, Inc. has the right to renew the Avnet lease for two five-year extension terms. If Avnet, Inc. exercises its first extension option, Avnet, Inc. will be entitled to a $5.00 per square foot allowance from the landlord for non-structural improvements made to the Avnet property after April 2018 and the renewal annual base rent will be approximately $3.1 million.

Based upon the annual triple-net base rent payable to us in the first year and the acquisition price of $32.5 million, the implied initial capitalization rate for the Avnet property was approximately 8.49%.

Griffin Capital Essential Asset REIT Property Management, LLC, our affiliated property manager, will be responsible for managing the Avnet property and will be paid management fees in an amount of 3% of the gross monthly revenues collected from the Avnet property. Griffin Capital Essential Asset REIT Property Management, LLC has hired an unaffiliated third party to manage the day-to-day operations and will pay such third party a portion of the management fees paid by us, unless such management fee can be recovered from the tenant.

Cigna Property

On June 20, 2013, we acquired a Class A office campus consisting of two three-story buildings with approximately 232,600 rentable square feet located in Phoenix, Arizona (the “Cigna property”). The Cigna property is leased in its entirety to Connecticut General Life Insurance Company (“Connecticut General”), a wholly-owned subsidiary of the Cigna Corporation (“Cigna”). The purchase price for the Cigna property was approximately $54.5 million, plus closing costs. The purchase price was funded with a draw of $48.3 million under our credit facility with KeyBank and a draw of $5.7 million under our bridge loan with KeyBank. The remaining purchase price and acquisition fees and expenses earned by and paid to our advisor were funded with proceeds from our public offering.

Our advisor earned and was paid $1,362,500 in acquisition fees, plus reimbursement of $272,500 in acquisition expenses, in connection with the acquisition of the Cigna property.

Connecticut General provides life, accident, and supplemental health insurance, health care and related employee insurance benefits, and managed medical, pharmacy, and dental care services. Connecticut General has an investment grade credit rating of ‘A’ by Standard & Poor’s and ‘A2’ by Moody’s. Cigna, the parent company of the tenant, is a global health services company which provides products and services exclusively through operating subsidiaries, including Connecticut General. For 2013, Cigna ranked 103rd on the Fortune 500 list of largest companies in the United States, and carries an investment grade credit rating of ‘BBB’ by Standard & Poor’s.

The Cigna property is located in the Deer Valley Submarket of Phoenix, Arizona, as part of a 128 acre master planned community. The Cigna property serves as a regional operations hub in Phoenix, Arizona, which is the only state where Cigna operates a full-service, staffed model medical group. Connecticut General moved into the Cigna property in three phases between 2011 and 2012, consolidating operations from several regional facilities in the Greater Phoenix Area into the Cigna property. The Cigna property now serves as the home office of Connecticut General’s top regional executives. For these reasons, we believe the Cigna property is a business essential facility to the company’s overall operations.

The Cigna lease, as amended, is a triple-net lease with a remaining term of approximately 10 years upon our acquisition, expiring in July 2023. The annual base rent upon our acquisition is approximately $3,450,000, with rental increases on an annual basis commencing August 2013. Under the Cigna lease, Connecticut General has two five-year renewal options at 95% of the then-prevailing market rent. Connecticut General also has the right, on July 31, 2017, to contract any portion of the premises located on the second and third floors of one of the buildings comprising the Cigna property. Connecticut General must provide one year’s prior written notice and pay certain fees to exercise this contraction option. If Connecticut General exercises its first renewal option, it will also have the right to further contract such building, effective immediately upon delivery of notice of such contraction.

Based upon the annual triple-net base rent payable to us in the first year and the acquisition price of approximately $54.5 million, the implied initial capitalization rate for the Cigna property is approximately 6.58%.

Griffin Capital Essential Asset REIT Property Management, LLC, our affiliated property manager, will be responsible for managing the Cigna property and will be paid management fees in an amount of 3% of the gross monthly revenues collected from the Cigna property. Griffin Capital Essential Asset REIT Property Management, LLC has hired an unaffiliated third party to manage the day-to-day operations and will pay such third party a portion of the management fees paid by us, unless such management fee can be recovered from the tenant.

Updates to “Debt Summary”

The description of the KeyBank Credit Facility beginning on page 79 of our prospectus is hereby removed and replaced with the following:

KeyBank Credit Facility

On June 4, 2010, we, through our operating partnership, entered into a credit agreement (the “KeyBank Credit Agreement”) pursuant to which KeyBank provided us with a $25 million credit facility. We subsequently entered into various amendments and joinder agreements, pursuant to which, as of March 31, 2013, the KeyBank Credit Agreement had total commitments of $175 million from a syndicate of lenders (collectively, the “Lenders”), consisting of KeyBank ($35 million), Bank of America, N.A. (“Bank of America”) ($35 million), North Shore Community Bank & Trust Company ($10 million), Regions Bank ($35 million), Fifth Third Bank ($35 million), and Union Bank, N.A. ($25 million).

On June 13, 2013, we, through our operating partnership and seven of its wholly-owned property-owning special purpose entities, entered into that certain Second Amended and Restated Credit Agreement (the “Second Restated KeyBank Credit Agreement”) with KeyBank, as administrative agent, Bank of America as syndication agent, and the other Lenders, pursuant to which the Lenders provided us with available financing commitments of $190 million (the “Committed Amount”).

Affiliates of each of KeyBank and Bank of America serve as joint bookrunners and joint lead arrangers under the Second Restated KeyBank Credit Agreement, which has a term of three years, maturing on June 13, 2016, with two one-year borrower options to extend, subject to the payment of an extension fee of 0.20% of the amount then committed. The terms of the Second Restated KeyBank Credit Agreement require monthly interest-only payments.

Under the terms of the Second Restated KeyBank Credit Agreement, we have the option of selecting the applicable variable rate for each revolving loan, or portion thereof, of either (a) LIBOR multiplied by the Statutory Reserve Rate (as defined in the Second Restated KeyBank Credit Agreement) to which the administrative agent is subject, with respect to this rate, for Eurocurrency funding, plus (i) 1.75%, assuming a leverage ratio of less than 50%, (ii) 2.00% assuming a leverage ratio of 50% to 55%, (iii) 2.25% assuming a leverage ratio of 55% to 60%, and (iv) 2.50% assuming a leverage ratio greater than 60% (“LIBOR-based”), or (b) an alternate base rate, which is the greater of the (i) Prime Rate, or (ii) Federal Funds Rate plus 0.50%.

For the initial balance under the Second Restated KeyBank Credit Agreement, we elected to have the LIBOR-based rate apply to such amount, which equated to an initial interest rate of approximately 2.45%. We may change this election from time to time, as provided by the Second Restated KeyBank Credit Agreement. Pursuant to the Second Restated KeyBank Credit Agreement, we are subject to certain loan compliance covenants.

The Second Restated KeyBank Credit Agreement is secured by cross-collateralized first mortgage liens or first lien deeds of trust on all properties acquired using borrowings thereunder. We may prepay any amount under the Second Restated KeyBank Credit Agreement, in $100,000 increments with a minimum prepayment of $500,000, at any time without penalty. Pursuant to that certain Second Amended and Restated Guaranty dated June 13, 2013 (the “Second Amended Guaranty”) in favor of the Lenders, we serve as a guarantor of the full balance due under the Second Restated KeyBank Credit Agreement.

In addition to the fees previously paid in connection with the original and the amended KeyBank credit facility, we paid commitment fees of 0.40% of KeyBank’s $40 million initial commitment and 0.40% of Bank of America’s $40 million initial commitment, as well as 0.30% to 0.40% of commitments provided by the other lenders. We also paid an arrangement fee of 0.30% of the Committed Amount which was equally split between KeyBank and Bank of America, and such arrangement fee will be payable to KeyBank and Bank of America in connection with any additional commitments under the Second Restated KeyBank Credit Agreement. We will also pay, on a quarterly basis, an annual facility fee of 0.30% of the average daily balance of unused commitments of any Lender if the average daily unused amount of the commitments is less than 50%, or 0.20% of the average daily balance of unused commitments of any Lender if the daily unused amount of the commitments is more than 50%. In addition, we will pay an annual administrative fee of $35,000 that is payable quarterly and will reimburse the Lenders for certain lender and other closing expenses.

During the first two years under the term of the Second Restated KeyBank Credit Agreement, we may request an increase in the total commitments up to $400 million, upon which request, the administrative agent shall use its best efforts to obtain increased or additional commitments to fulfill such request. Availability under the Second Restated KeyBank Credit Agreement is limited to the lesser of certain loan-to-value and debt service coverage ratio calculations set forth in the Second Restated KeyBank Credit Agreement. The Second Restated KeyBank Credit Agreement and related loan documents contain a number of customary representations, warranties, covenants and indemnities, including, but not limited to (as defined therein), a maximum total leverage ratio (65%) and a minimum interest coverage ratio (2.0 to 1), a minimum fixed charge ratio (1.75 to 1) and minimum tangible net worth of at least $157,650,464 plus 80% of the net proceeds of any equity issuance after the effective date and 100% of the equity in any properties contributed to us after the effective date, the violation of which would constitute an event of default.

As of June 21, 2013, approximately $154.6 million of the Committed Amount under the Second Restated KeyBank Credit Agreement was utilized, which is secured by the following properties: Will Partners; Northrop Grumman; Comcast; Boeing; Schlumberger; United Technologies; Avnet; and Cigna. As of June 21, 2013, there was an available balance of approximately $35.4 million pursuant to the terms of the Second Restated KeyBank Credit Agreement.

KeyBank Bridge Loan

The following is hereby added to the end of the description of the KeyBank Bridge Loan on page 83 of our prospectus:

On June 13, 2013, certain of our operating partnership’s wholly owned special purpose entities (collectively, the “Borrower”) entered into that certain First Amendment to Bridge Credit Agreement and Omnibus Amendment to Loan Documents (the “First Amendment”), pursuant to which the available commitments under the Bridge Credit Agreement were increased from $25 million to $35 million. In addition, the First Amendment provides that the Borrower may request that the commitments be increased to a maximum of $50 million, in $5 million increments. The First Amendment also provides that any prepayments will be applied in the order in which the revolving loans were made, beginning with the oldest revolving loan first. The other material terms of the Bridge Credit Agreement were otherwise unchanged. As of June 21, 2013, the Bridge Credit Agreement, as amended, had an available balance of approximately $31.5 million.